Exhibit 99.4

NICE Enlighten XO Awarded 2022 CUSTOMER Magazine
Product of the Year Award

Enlighten XO is honored for continued innovation uniquely using data and purpose-built AI to create smart self-service

Hoboken, N.J., April 11, 2022 – NICE (Nasdaq: NICE) today announced that TMC, a global, integrated media company, has named NICE Enlighten XO as a 2022 CUSTOMER Product of the Year Award winner. The 2022 CUSTOMER Product of the Year Award recognizes vendors advancing the call center, CRM, and teleservices industries one solution at a time. The award highlights products that enable their clients to meet and exceed the expectations of their customers.

Unique in the market, NICE Enlighten XO analyzes historical voice and text conversations to identify the best automation opportunities and the training data needed to build smart self-service, including the top intents, ideal resolution steps, and optimal conversational flows. These insights take the guesswork out of self-service development and replace it with a data-driven approach to automate and fully resolve even the most complex interactions. As a result, organizations drastically improve self-service success with any chatbot, virtual customer assistant, and self-service application.

"NICE is taking our long-standing Workforce Engagement Management leadership to a whole new level," said Barry Cooper, NICE Workforce and Customer Experience Group president. "With Enlighten XO, we're rapidly improving chatbots and virtual agents by allowing them to learn directly from the optimal interactions of top-performing human agents. We're excited to reinvent how self-service gets built and accelerate our customer's digital transformation."

"On behalf of both TMC and CUSTOMER magazine, it is my pleasure to honor NICE with a 2022 Product of the Year Award," said Rich Tehrani, CEO, TMC. "Its Enlighten XO solution has proven deserving of this elite status, and I look forward to continued innovation from NICE in 2023 and beyond."

To learn how organizations are building smart self-service fast, please visit our website for videos, demos, and expert articles: www.nice.com/xo

About CUSTOMER Magazine
TMC’s CUSTOMER magazine premiered in September 2012 and is the industry’s new, definitive source for news, product information, and strategies for communications that engage customers and potential customers. Each issue of CUSTOMER includes news and insights on the latest developments in agent training, analytics, ERP, IVR, social CRM solutions, mobile apps, workforce management and more. Please visit http://customer.tmcnet.com for more information and follow on Facebook, LinkedIn and Twitter, @tmcnet.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.